SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549
                          ____________________

                             SCHEDULE 14D-9

                 Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4)
                 of the Securities Exchange Act of 1934
                          ____________________

                            U.S. FOODSERVICE
                       (Name of Subject Company)

                            U.S. FOODSERVICE
                  (Name of Person(s) Filing Statement)

                Common Stock, Par Value $0.01 Per Share
                   (Including the Associated Rights)

                     (Title of Class of Securities)

                               90331R101
                 (CUSIP Number of Class of Securities)
                          ____________________

                        David M. Abramson, Esq.
                            U.S. Foodservice
                       9755 Patuxent Woods Drive
                        Columbia, Maryland 21046
                             (410) 312-7100

             (Name, address and telephone number of person
           authorized to receive notice and communications on
               behalf of the person(s) filing statement)

                                Copy to:

                          John G. Finley, Esq.
                       Simpson Thacher & Bartlett
                          425 Lexington Avenue
                     New York, New York 10017-3954
                             (212) 455-2000

    [x] Check the box if the following relates solely to preliminary communications made before the commencement of a tender offer

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                                            For More Information Contact:

                             Robert Gillison Treasurer/Investor Relations
                                                             410-312-7512
                                              News Organizations Contact:
                              Vice President Marketing & Public Relations
                                                             Bonna Walker
                                                             410-312-7520



               U.S. FOODSERVICE BOARD OF DIRECTORS APPROVES
              $3.6 BILLION CASH TENDER OFFER BY ROYAL AHOLD

                      $26 per share purchase price
                  Day-to-day operations proceed as usual

COLUMBIA, MD (March 7, 2000) -- U.S. Foodservice (NYSE:UFS) announced today that its board of directors has approved a cash tender offer by Royal Ahold (NYSE: AHO) the international food provider based in the Netherlands, for $26 per share or approximately $3.6 billion including debt.

Royal Ahold will commence a cash tender offer to purchase all of the outstanding common shares on March 13, 2000. The tender offer will remain open for 20 business days, unless extended in accordance with the merger agreement, and is conditioned on the tender of a sufficient number of shares to give Royal Ahold ownership of at least a majority of the outstanding shares on a fully diluted basis. Shares not purchased pursuant to the tender offer will be converted into the right to receive the same $26 per share in cash in a subsequent merger. The tender offer will also be subject to other customary closing conditions, including the need to obtain antitrust approvals.

"We view this transaction as presenting an excellent opportunity that is in the best interests of U.S. Foodservice shareholders. Moreover, our customers and employees will also be well served by this transaction," said Jim Miller, chairman and CEO of U.S. Foodservice.

"This is a great opportunity and provides us with significant additional growth," said Royal Ahold President Cees van der Hoeven. "U.S. Foodservice has enormous potential as it has a solid infrastructure in place and management professionals at the helm. Critical mass and economies of scale along with new synergies will positively impact all our businesses. This new acquisition makes Royal Ahold a multi-channel food provider. We're excited and see a very positive future ahead."

For U.S. Foodservice, Mr. Miller stated that, "Teaming with Ahold gives U.S. Foodservice increased access to capital to accelerate its already rapid growth and take full advantage of its current momentum. The economies of scale now available and the sharing of know-how and experience will greatly help us to enhance the experience of the combined

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company's customer base, increase its access to global markets, and take advantage of the huge potential of the food service market."

With respect to the reasons of Royal Ahold for this transaction, management at both companies pointed to innovation between the retail and institutional food service operations that will allow the combined entity to better serve both retail and food service customers. In addition, substantial cost savings will be achieved due to increased leverage with the combined company's shared supplier base as well as economies of scale in finance and administration. Other opportunities exist in such diverse areas as e-commerce, information systems and international expansion.

Day-to-day operations of U.S. Foodservice will not change despite the change in ownership. The company's current leadership team will remain intact with Jim Miller continuing in his role as President and CEO of U.S. Foodservice, reporting directly to Bob Tobin, President and CEO of Ahold USA. U.S. Foodservice's national headquarters will remain in Columbia, Maryland and its name will not change.

According to Miller, "U.S. Foodservice anticipates no layoffs in operating branches arising from this transaction and very minimal impact in its corporate office. In fact, U.S. Foodservice expects to add jobs in the long run based on expected future growth and Royal Ahold's past acquisition experience."

Synergies in E-commerce

U.S. Foodservice launched a large-scale e-commerce initiative last November. Through a new business-to-business website, nextdaygourmet.com, customers can order kitchen equipment, restaurant supplies and a large variety of specialty food items. Sales of these items already generate revenue of approximately $530 million annually and are growing fast. The ongoing effort to move sales to the internet will enhance both profitability and customer service.

Royal Ahold recently announced its intention to step-up its investments in e-commerce, both business-to-business and business-to-customer. The company generated on-line sales of $61 million in 1999 and expects to see that figure double every year for the coming three years.

Financial Details

The planned transaction to acquire all outstanding shares of U.S. Foodservice amounts to $3.6 billion, including debt approaching $925 million. In line with past practice, Ahold intends to finance the transaction through 50% equity and 50% debt. Royal Ahold plans to issue new shares that would also take into account proportional financing of its stakes in the ICA operation announced in December 1999 and transactions in Spain and Central America.

Upon completion of the U.S. Foodservice acquisition expected in the second quarter 2000, Ahold's annualized U.S. sales will total approximately $30 billion. Synergies and cost savings from the

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acquisition of U.S. Foodservice are expected to amount to at least $75 million by 2001.

U.S. Foodservice sales are expected to continue to grow at a double digit pace. The company will continue its strategy of supplementing internal growth with strategic and accretive acquisitions.

About Royal Ahold

Royal Ahold operates 4,000 supermarkets, hypermarkets, and other store formats in the United States, Europe, Latin America and Asia. In 1999, sales were $35 billion.

Royal Ahold services the food needs of over 25 million people every week. Ahold intends to become the 50 percent owner of ICA, Scandinavia's leading food provider, which will add 4,600 stores and $7 billion in annual revenues and rank Royal Ahold among Europe's major players in the food industry.

Royal Ahold is very familiar with the food service sector and successfully operates in this segment through its wholly owned Dutch subsidiary Deli XL. Deli XL services 30,000 customers in the Netherlands with 1999 sales of $800 million.

Ahold in the U.S.

Royal Ahold has been active in the U.S. since 1977 and currently owns five large and highly successful supermarket operating companies along the eastern seaboard. The combined store count is 1,063 and 1999 sales amounted to approximately $20.3 billion. The five Ahold operating companies are: Tops Markets, Stop & Shop, Giant Food Inc./Giant Food Stores and BI-LO.

About U.S. Foodservice

U.S. Foodservice is one of the largest broadline foodservice distributors in the United States distributing food and related products to restaurants and institutional foodservice establishments across the continental United States. U.S. Foodservice markets and distributes more than 43,000 national, private label and signature brand items to over 143,000 food service customers, including restaurants, hotels, healthcare facilities, cafeterias and schools, and employs more than 13,250 food service professionals. U.S. Foodservice's diverse customer base encompasses independent and chain businesses as well as consumers through its e-commerce website www.nextdaygourmet.com.

The statements in this press release concerning management's expectations regarding the financial condition, results of operations and businesses of U.S. Foodservice and Royal Ahold and, assuming consummation of the transaction, the combined company may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements relating to the synergies and cost savings expected to be

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realized from the transaction, the anticipated impact on revenues and the expect financing of the transaction. These statements are subject to risks and uncertainties that could cause actual operating results of the U.S. Foodservice and Royal Ahold and, upon consummation of the transaction, the combined company, to differ materially. Such risks and uncertainties include the expected cost savings from the transaction cannot be fully realized or realized within the expected time frame; revenues following the transaction are lower than expected or operating costs or customers loss and business disruption following the transaction may be greater than expected; costs or difficulties relating to the integration of the businesses of U.S. Foodservice and Royal Ahold are greater than expected; the sensitivity of the U.S. Foodservice and Royal Ahold and assuming consummation of the transaction of the combined companies business to national and regional economic conditions; the effects of inflation and deflation in food prices, the highly competitive markets in which the Company operates; difficulties, delays or higher expenses associated with achieving expected costs savings and realize operating synergies in integrating acquired businesses; and the inability to complete additional acquisitions. U.S. Foodservices' Annual Report on Form 10-K for the fiscal year ended July 3, 1999 filed with the Securities and Exchange Commission by U.S. Foodservice discusses some of the important factors that could cause actual results to differ materially from those in such forward-looking statements.

The tender offer described in this announcement for the outstanding shares of common stock of U.S. Foodservice has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. We urge U.S. Foodservice stockholders to read the following documents, when they become available, regarding the tender offer and merger because they will contain important information:

- Royal Ahold's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery;

-     U.S. Foodservice's Solicitation/Recommendation Statement on
      Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's web site at www.sec.gov.
U.S. Foodservice stockholders may also obtain for free each of these documents (when available) from the Information Agent, Morrow & Co., Inc. (U.S. Foodservice stockholders please call 1-800-566-9061).







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